SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)

WESCO FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

950817106

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

SEPTEMBER 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 2 OF 7 PAGES

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 (1)(2)
8. SHARED VOTING POWER 5,703,087 (1)(2)
9. SOLE DISPOSITIVE POWER 0 (1)(2)
10. SHARED DISPOSITIVE POWER 5,703,087 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (1)(2)
14.	TYPE OF REPORTING PERSON* IN
*	See instructions before filling out.

1.	Blue Chip Stamps (“Blue Chip”) is the holder of record of the 5,703,087 shares (the “Shares”), which constitute 80.1% of the outstanding common stock of Wesco Financial Corporation (“Wesco”). Mr. Buffett may be deemed to control Berkshire Hathaway Inc. (“Berkshire”), which controls Blue Chip. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH LLC (“OBH”), a direct subsidiary of Berkshire and the direct parent company of Blue Chip, also may be considered to have beneficial ownership of the Shares.

2.	Blue Chip has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control Blue Chip. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 3 OF 7 PAGES

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 5,703,087 (1)(2)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 5,703,087 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, CO
*	See instructions before filling out.

1.	Blue Chip is the holder of record of the Shares, which constitute 80.1% of the outstanding common stock of Wesco. Mr. Buffett may be deemed to control Berkshire, which controls Blue Chip. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of Blue Chip, also may be considered to have beneficial ownership of the Shares.

2.	Blue Chip has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control Blue Chip. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 4 OF 7 PAGES

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 5,703,087 (1)(2)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 5,703,087 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO
*	See instructions before filling out.

1.	Blue Chip is the holder of record of the Shares, which constitute 80.1% of the outstanding common stock of Wesco. Mr. Buffett may be deemed to control Berkshire, which controls Blue Chip. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of Blue Chip, also may be considered to have beneficial ownership of the Shares.

2.	Blue Chip has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control Blue Chip. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 5 OF 7 PAGES

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Blue Chip Stamps
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 5,703,087 (1)(2)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 5,703,087 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, CO
*	See instructions before filling out.

1.	Blue Chip is the holder of record of the Shares, which constitute 80.1% of the outstanding common stock of Wesco. Mr. Buffett may be deemed to control Berkshire, which controls Blue Chip. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of Blue Chip, also may be considered to have beneficial ownership of the Shares.

2.	Blue Chip has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control Blue Chip. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 6 OF 7 PAGES

This Amendment No. 10 to Schedule 13D is filed with respect to 5,703,087 shares of the common stock of Wesco Financial Corporation (“Wesco”) held by Blue Chip Stamps (“Blue Chip”). Blue Chip is a wholly owned subsidiary of OBH LLC, which is a wholly owned subsidiary of Berkshire Hathaway Inc. (“Berkshire”). Amendment No. 9 to the Schedule 13D was filed on August 26, 2010.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following two sentences to the end of the paragraph:

On September 1, 2010, Berkshire delivered a letter to the board of directors of Wesco formally proposing to acquire the remaining 19.9% of the shares of Wesco that Berkshire does not presently own. A copy of the letter to the board of directors of Wesco from Berkshire is attached hereto as Exhibit A and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The response set forth in Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description of Exhibit

(A)	Letter to the Board of Directors of Wesco Financial Corporation, dated September 1, 2010, from Berkshire Hathaway Inc.

(B)	Joint Filing Agreement required by Rule 13d-1(k)(1), dated August 26, 2010, by Warren Buffett, Berkshire Hathaway Inc., OBH LLC and Blue Chip Stamps (previously filed as Exhibit (A) to the Schedule 13D/A of Warren Buffett, Berkshire Hathaway Inc., OBH LLC and Blue Chip Stamps, Commission File No. 005-06028, filed on August 26, 2010 and incorporated herein by reference).

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 7 OF 7 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to Statement on Schedule 13D is true, complete, and correct.

Dated: September 1, 2010

WARREN E. BUFFETT

/S/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/S/ WARREN E. BUFFETT
Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer

OBH LLC

By:	/S/ WARREN E. BUFFETT
Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer

BLUE CHIP STAMPS

By:	/S/ CHARLES T. MUNGER
Name:	Charles T. Munger
Title:	Chief Executive Officer

Exhibit A

Berkshire Hathaway Inc.

1440 Kiewit Plaza

Omaha, Nebraska 68131

Telephone (402) 346-1400

Facsimile (402) 346-0476

September 1, 2010

Board of Directors

Wesco Financial Corporation

301 East Colorado Blvd., Suite 300

Pasadena, CA 91101

Dear Board:

As you know, Berkshire and I made a filing with the Securities and Exchange Commission last week announcing our interest in acquiring the shares of Wesco Financial Corporation that we don’t already own. I’m writing you this letter to provide you with a proposal for you to consider.

1. I want the transaction to be tax-free for any Wesco stockholder who wants it to be. Thus, each Wesco stockholder would be able to choose between shares of Berkshire Class B common stock or the equivalent cash value, in whatever proportions they choose, without issuance of fractional Class B shares.

2. The price per Wesco share would be based on the per share shareholders’ equity of Wesco determined reasonably contemporaneous with the closing. That’s what we think of as “book value”. To determine shareholders’ equity we would start with shareholders’ equity as stated in the September 30, 2010 Wesco unaudited financial statements (assuming a 2010 closing) and adjust that based on (i) an estimate of retained earnings from October 1 to the date of the special meeting and (ii) changes in the fair value of investment securities carried at fair value in Wesco’s financial statements as of a date shortly before the special meeting, adjusted to reflect associated changes in deferred tax liability. Accretion of interest or dividend income would be “single-counted” in (i) or (ii), but not in both, in accordance with Wesco’s normal practices. Per share shareholders’ equity would be obtained by dividing shareholders’ equity by the number of outstanding shares of Wesco, which we assume will be the 7,119,807 shares outstanding today.

If the transaction is approved, the closing would occur promptly after conclusion of the special meeting.

The foregoing will determine the cash price per share.

To determine the exchange ratio of Wesco-into-Berkshire Class B stock, we would divide this cash price per share by the volume weighted average price (“VWAP”) of Berkshire’s Class B common stock over a period ending shortly before the special meeting.

3. Given the various relationships between Berkshire and Wesco, we expect that you will form a special committee of the Board of Directors to consider this proposal. We will not move forward with a transaction unless it is approved by the special committee (or by a majority of the independent directors, if you do not form a special committee).

4. There are a few other conditions to our proposal as well. We will not do a transaction unless it is approved by a majority of the shares of Wesco voted at the meeting that are not owned by Berkshire. The transaction is also subject to the approval of Berkshire’s Board of Directors.

5. We anticipate that the deal would be structured as a merger of Wesco with a direct or indirect wholly owned subsidiary of Berkshire. We would like to be in a position to close the merger before the end of this year.

We believe that this proposal is in the best interests of Wesco and its minority stockholders. Our proposal provides them with the ability to receive shares of Berkshire stock on a tax-free basis, which will allow them to participate not only in the future of Wesco, but also in the future of all of Berkshire.

You should be aware that, due to Wesco’s existing interrelationships with Berkshire, particularly in reinsurance, Berkshire is not interested in selling its Wesco shares to a third party. We believe the price we are offering is fair, and consequently have no interest in effecting a transaction at a higher price. But if the special committee or holders of a majority of the non-Berkshire-owned shares of Wesco disagree with our evaluation, there will be no hard feelings on our part. Wesco will continue as an 80.1%-owned subsidiary of Berkshire, and will operate as it does presently. It will have the same relationships with Berkshire that it enjoys today, with its present management working to increase its value in a manner that benefits equally both Berkshire and public shareholders.

The lawyers told me to remind you that this is a non-binding proposal, and that no formal agreement between us with respect to the proposal will be created until the definitive documentation has been executed and approved by our respective Boards of Directors. If you have any questions about the proposal, please don’t hesitate to call me.

Sincerely,

/s/ Warren E. Buffett

Warren E. Buffett